Exhibit 10.29

OGE ENERGY CORP.

EXECUTIVE OFFICER COMPENSATION

Executive Compensation

In November 2006, the Compensation Committee (the “Committee”) of the OGE Energy Corp. board of directors took actions setting executives’ salaries, target amount of annual bonus awards and target amounts of long-term compensation awards for 2007. Executive compensation was set by the Committee after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties. Payouts of 2007 annual bonus targets and long-term awards are dependent on achievement of specified corporate goals that will be established by the Committee at a subsequent meeting, and no officer is assured of any payout.

Salary

The Committee established the base salaries for its senior executive group. The salaries for 2007 for the current OGE Energy officers who are expected to be named in the Summary Compensation Table in OGE Energy’s 2007 Proxy Statement (the “Named Executive Officers”) are as follows:

Named Executive Officer	2007 Base Salary
Steven E. Moore, Chairman and Chief Executive Officer	$807,000
Peter B. Delaney, President and Chief Operating Officer	$531,000
James R. Hatfield, Senior Vice President and Chief Financial Officer	$375,000
Danny P. Harris, Senior Vice President - OGE Energy Corp. and Chief Operating Officer - Enogex Inc.	$305,000
Steven R. Gerdes, Vice President, Utility Operations	$210,000

Establishment of 2007 Annual Incentive Awards

As stated above, at its November 2006 meeting, the Committee approved the target amount of annual incentive awards, expressed as a percentage of salary, with the officer having the ability, depending upon achievement of the 2007 corporate goals to be set by the Committee at a subsequent meeting, to receive from 0 percent to 150 percent of such targeted amount. For 2007, the targeted amount ranged from 100 percent of salary for Mr. Moore and from 30 percent to 70 percent of salary for the other Named Executive Officers.

Establishment of Long-Term Awards

At its November 2006 meeting, the Committee also approved the level of target long-term incentive awards, expressed as a percentage of salary, with the officer having the ability to receive from 0 percent to 200 percent of such targeted amount at the end of a three-year performance period depending upon achievement of the corporate goals to be set by the Committee at a subsequent meeting. For 2007, the targeted amount ranged from 150 percent of salary for Mr. Moore and from 35 percent to 120 percent for the other Named Executive Officers.

Other Benefits

Retirement Benefits. Virtually all of our employees, including executive officers, are eligible to participate in our pension plan and our supplemental restoration plan that enables employees, including executive officers, to receive the same benefits that they would have received under our pension plan in the absence of limitations imposed by the federal tax laws. In addition, a Supplemental Executive Retirement Plan (the “SERP”), which was adopted in 1993, offers supplemental pension benefits to specific lateral hires. Mr. Delaney is the only executive officer who participates in the SERP. Mr. Delaney’s participation in the SERP was the result of arms-length bargaining between Mr. Delaney and the Company at the time of his hire in April 2002 as Executive Vice President of the Company.

Almost all employees of the Company, including the executive officers, also are eligible to participate in our tax-qualified defined contribution savings plan (the “Retirement Savings Plan”). Under the Retirement Savings Plan, participants may contribute between two percent and 19 percent of their compensation. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Internal Revenue Code (the

“Code”) subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The Company will match, depending upon the participant’s years of service and date of initial participation, 50 percent, 75 percent or 100 percent of the first six percent of compensation. Participants’ contributions are fully vested and non-forfeitable. The Company match contributions vest over a six-year period. After two years of service, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s pension plan, in the event of their termination due to death, permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

The Company has a nonqualified deferred compensation plan that allows key employees, including all executive officers, to defer compensation above government limitations on 401(k) contributions that apply to the Company’s qualified Retirement Savings Plan and to defer taxation on all earnings on compensation deferred into the plan. Under the terms of the nonqualified deferred compensation plan, participants have the opportunity to elect to defer each year up to 70% of their base salary and up to 100% of their bonus.

The Company matches deferrals to make up for any match lost in the Retirement Savings Plan because of deferrals to the deferred compensation plan, and to allow for a match on that portion of the first 6% of total compensation deferred that exceeds the limits allowed in the Retirement Savings Plan. Matching credits vest based on years of service, with full vesting after six years or, if earlier, on retirement, disability, death, a change in control of the Company or termination of the plan.

Deferrals, plus any Company match, are credited to a special recordkeeping account in the participant’s name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. For 2006, those investment fund options included an OGE Energy common stock fund and various money market, bond and equity funds.

Normally, payments under the deferred compensation plan begin within one year after retirement. For these purposes, normal retirement age is 65 and the minimum age to qualify for early retirement is age 55 with at least five years of service. Benefits will be paid, at the election of the participant, either in a lump sum or a stream of annual payments for up to fifteen years, or a combination thereof. Participants whose employment terminates before they qualify for retirement benefits will receive their vested account balance in one lump sum following termination. Participants also will be entitled to pre- and post-retirement survivor benefits. If the participant dies while in employment before retirement, his or her beneficiary will receive a payment of the account balance plus a supplemental survivor benefit equal to two times the total amount of base salary and bonuses deferred under the plan. If the participant dies following retirement, his or her beneficiary will continue to receive the remaining vested account balance. Additionally, eligible surviving spouses will be entitled to a lifetime survivor annuity payable annually. The amount of the annuity is based on 50% of the participant’s account balance at retirement, the spouse’s age and actuarial assumptions established by the Company’s Benefits Committee.

At any time prior to retirement, a participant may withdraw all or part of amounts attributable to his or her vested account balance at December 31, 2004, subject to a penalty of 10% of the amount withdrawn. In addition, at the time of the initial deferral election, a participant may elect to receive one or more in-service distributions on specified dates without penalty. Hardship withdrawals, without penalty, of amounts attributable to a participant’s vested account balance as of December 31, 2004 may also be permitted at the discretion of the Company’s benefits committee.

Perquisites. The Company also provides executive officers with a limited amount of perquisites. These include up to $7,500 annually for tax and financial planning services, reimbursement of dues at luncheon and country clubs, and, in the case of Mr. Moore, a leased car.

Change-of-Control Provisions. The Company and OG&E also have entered into employment agreements with each officer of the Company and OG&E. Under the agreements, the officer is to remain an employee for a three-year period following a change of control of the Company (the “Employment Period”). During the Employment Period, the officer is entitled to (i) an annual base salary in an amount at least equal to his or her base salary prior to the change of control, (ii) an annual bonus in an amount at least equal to his or her highest bonus in the three years prior to the change of control; and (iii) continued participation in the incentive, savings, retirement and welfare benefit plans. The officer also is entitled to payment of expenses and provision of fringe benefits to the extent paid or provided to (a) such officer prior to the change of control or (b) if more favorable, other peer executives of the Company.

If, during the Employment Period, the officer’s employment is terminated by the employer for reasons other than cause or disability or by such officer due to a dimunition in employment responsibilities or a substantial change in travel time or work location, the officer is entitled to the following payments: (i) all accrued and unpaid compensation; and (ii) a severance payment equal to 2.99 times the sum of such officer’s (a) annual base salary and (b) highest recent annual bonus. The officer also is entitled to continued welfare benefits for three years and outplacement services. If the payment of the foregoing benefits, when taken together with any other payments to the officer, would result in the imposition of the excise tax on excess parachute payments under Section 4999 of the Code, then the severance benefits will be reduced to the extent no excise tax would be payable, if such reduction results in a greater after-tax payment to the officer. The officer is entitled to receive such amounts in a lump-sum payment within 30 days of termination. A change of control encompasses certain mergers and acquisitions, changes in Board membership and acquisition of securities of the Company.

The form of Change of Control Agreement is filed as Exhibit 10.01 to this Form 10-K.

In addition, pursuant to the terms of the Company’s incentive compensation plans, upon a change of control, all stock options will vest immediately and, for a 60-day period following the change of control, a participant may surrender the options and receive in return a cash payment equal to the excess of the change of control price over the exercise price; all performance units will vest and be paid out immediately in cash as if the applicable performance goals had been satisfied at target levels; and any annual incentive award outstanding at the participant’s termination for any reason other than cause within 24 months after the change of control will be paid in cash at a target level on a prorated basis.

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